August 14, 2019

Paula Ragan
Chief Executive Officer
X4 Pharmaceuticals, Inc.
955 Massachusetts Avenue, 4th Floor
Cambridge, MA 02139

       Re: X4 Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2019
           File No. 333-233161

Dear Dr. Ragan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Anti-Takeover Provisions
Exclusive Forum Selection, page 15

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Paula Ragan
X4 Pharmaceuticals, Inc.
August 14, 2019
Page 2
         regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.



FirstName LastNamePaula Ragan                                   Sincerely,
Comapany NameX4 Pharmaceuticals, Inc.
                                                                Division of
Corporation Finance
August 14, 2019 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName